SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 4, 2003

THE BANK OF BERMUDA LIMITED
(Translation of registrant's name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  83-  N/A

THE BANK OF BERMUDA LIMITED

                     On February 4, 2003, The Bank of Bermuda Limited (the “Bank”) declared a dividend of $0.29 per share to be paid on February 28, 2003 to the record holders of the Bank’s Common Shares as of February 17, 2003, and announced an increase in the authorized number of Common Shares that may be purchased under the Bank’s Share Buyback Programme. The press release with respect to these matters is attached as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The notification to the Bermuda Stock Exchange with respect to the dividend announcement is attached as Exhibit 99.2 to this Form 6-K and incorporated herein by reference. The notification to The Nasdaq Stock Market with respect to the dividend announcement is attached as Exhibit 99.3 to this Form 6-K and incorporated herein by reference.

Exhibit Index
99.1	Press Release, dated February 4, 2003.
99.2	Notification to Bermuda Stock Exchange, dated February 4, 2003.
99.3	Notification to The Nasdaq Stock Market, dated February 4, 2003.

SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED
By:	/s/ Alison J. Satasi

	Name: Title:	Alison J. Satasi Head of Investor Relations

Date:   February 4, 2003